Dear Fellow Shareholders,

Pacific Rim Mining Corp’s activities during the third quarter of fiscal 2008 focused on exploring our El Dorado and Santa Rita gold projects in El Salvador, and resulted in our announcements of an updated resource estimate for El Dorado and of very exciting trenching results from Santa Rita.

Highlights of the updated El Dorado resource estimate issued during fiscal Q3 2008 include:

  Total measured and indicated resources of 1,430,000 gold equivalent ounces, plus a further 282,000 gold equivalent inferred resource ounces.
  Indicated resources at the Balsamo deposit, one of El Dorado’s newest discoveries, of 209,000 gold equivalent ounces plus a further 80,000 gold equivalent inferred resource ounces.
  Abundant exploration upside exists to significantly expand the El Dorado resource further.

Details of the updated El Dorado resource estimate were issued via news release in January 2008 (NR#08-01) and are provided in the accompanying Management’s Discussion and Analysis.

We are very pleased with the results of this latest resource estimate, which increased the measured and indicated resources at El Dorado by 17% and the inferred ounces by 39%. El Dorado is particularly exciting because the gold and silver resources it contains are high grade and potentially low cost. We believe these resources comprise the critical mass needed to build Central America’s next high grade gold mine. The new Balsamo deposit has obviously added quality high-grade gold ounces to our continually expanding resource base, and we expect that these new ounces will enhance the economics of our proposed operation.

The Balsamo discovery has also increased our understanding of the controls on gold mineralization in the Central District of the El Dorado project. Our exploration drilling of Balsamo has led to the new discoveries at Cerro Alto and La Luz, which has in turn opened up a large area for exploration drilling. We believe there are more ounces to find in this part of the Central District and are currently focusing our exploration drill program on testing the Cerro Alto and La Luz targets and extensions of the Balsamo structure.

Trenching at the nearby Santa Rita gold project during Q3 2008 has revealed bonanza gold grades in the southern portion of the Trinidad vein across significantly wider surface vein widths than previously encountered.

The average width of the Trinidad vein in the 26 trenches reported on (NR #08-02) is 3.4 meters (ranging from 1.00 to 5.70 meters across) and gold grades ranged from less than 1 g/t to 38.19 g/t gold (weighted average of 10.2 g/t gold). Previous surface chip and grab sampling of the Trinidad vein yielded anomalous gold grades of between 6.43 and 118.0 g/t gold over vein widths of 1-2 meters.

Santa Rita is an outstanding exploration project, with outcropping bonanza gold grades over significant vein widths. Our partnership with the local community has resulted in our ability to resume our exploration work at Santa Rita during Q3 2008, with the vast majority of the local populace supporting our efforts. We will continue to build upon this community relationship at Santa Rita as we advance our exploration efforts, including continuing the trenching program in the lead up to exploration drilling at the project.

During Q3 2008 we continued to focus our development efforts on securing a mining permit for the El Dorado project. Toward this goal, we continued our systematic, targeted government relations initiatives in our efforts to educate government officials as well as business organizations and civil society about the economic, environmental and social impacts anticipated from a robust mining industry in El Salvador and an environment-friendly mine at El Dorado specifically. Proposed revisions to El Salvador’s mining law are currently being reviewed by a special legislative commission and the new law is expected to be put before the Legislative Assembly for vote upon completion of this review.

During the coming months our plans for El Salvador are to continue our search for new zones of gold mineralization at El Dorado, expand the Santa Rita trenching program and vigorously pursue a mining permit for the El Dorado project.

On behalf of the board of directors,

“Thomas Shrake”	“Catherine McLeod-Seltzer”
Thomas C. Shrake	Catherine McLeod-Seltzer
President and CEO	Chairman

March 10, 2008
Vancouver, BC